SEC FILE NO. 70-7670







                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549








                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS






                                    GPU, INC.

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


-----------------------------------------x
                  In the Matter of       :
                                         :        Certificate
GPU, Inc.                                :        Pursuant to
                                         :        Rule 24 of Partial
            File No. 70-7670             :        Completion of
                                         :        Transactions
         (Public Utility Holding         :
           Company Act of 1935)          :
-----------------------------------------x

To the Members of the Securities and Exchange Commission:

                  The undersigned, GPU, Inc. ("GPU"), hereby certifies pursuant to Rule 24 ("Rule 24") of the General Rules and Regulations under the Public Utility Holding Company Act of 1935 (the "Act") that certain of the transactions proposed in the Application filed in SEC File No. 70-7670 have been carried out in accordance with the terms and conditions of, and for the purposes requested in, said Application and pursuant to the Commission's Order dated October 23, 1989 and Supplemental Order dated December 8, 1995 (collectively, the "Orders"), with respect to said Application as follows:

1. Pursuant to the Orders, GPU has been authorized to issue and sell, from time-to-time through December 31, 2000, up to 2,500,000 shares (without giving effect to a two-for-one stock split by way of stock dividend effective May 29,
1991) of its common stock, par value $2.50 per share (the "Common Stock"), pursuant to a dividend reinvestment and stock purchase plan (the "Plan") described in the Prospectus included as part of a Registration Statement on Form S-3, No. 33-30765, as amended, filed under the Securities Act of 1933.

2. On January 26, 2000, GPU issued and sold from previously reacquired shares a total of 2,281 shares of Common Stock to Plan participants who made optional cash payments to the Plan in accordance with its terms. GPU sold such shares at a price of $29.20 per share, or an aggregate of $66,605.20 which represents the average of the daily high and low sale prices of the Common Stock as reported in The Wall Street Journal for New York Stock Exchange Composite Transactions for the ten trading days immediately preceding such date.

3. On February 23, 2000, GPU issued and sold from previously reacquired shares a total of 48,548 shares of Common Stock to Plan participants who made optional cash payments to the Plan and/or reinvested dividends in accordance with its terms. GPU sold such shares at a price of $27.65625 per share, or an aggregate of $1,342,655.62 which represents the average of the daily high and low sale prices of the Common Stock as reported in The Wall Street Journal for New York Stock Exchange Composite Transactions for the ten trading days immediately preceding such date.

4. On March 29, 2000, GPU issued and sold from previously reacquired shares a total of 4,452 shares of Common Stock to Plan participants who made optional cash payments to the Plan in accordance with its terms. GPU sold such shares at a price of $25.853125 per share, or an aggregate of $115,098.11 which represents the average of the daily high and low sale prices of the Common Stock as reported in The Wall Street Journal for New York Stock Exchange Composite Transactions for the ten trading days immediately preceding such date.

5. To summarize, to date GPU has sold a total of 1,298,091 previously reacquired shares of Common Stock pursuant to the Plan.

                                    SIGNATURE
                                    ---------

                  PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                              GPU, INC.



                                              By:  /s/ T. G. Howson
                                                  ----------------------
                                                  T. G. Howson
                                                  Vice President and Treasurer

Date:  April 6, 2000